Exhibit (a)(5)(F) Engaging the TCR to Transform the Treatment of Solid Tumors New Equity Programs October 19, 2022 1

New Equity Programs 2 § Equity is an important component of your Total Rewards package at TCR § Granted as stock options and more recently, restricted stock units (RSUs) § Equity serves to incentivize, motivate, and reward performance so we deliver on our strategic, operational, and financial goals as an organization 2 § Aligns you with other shareholders as an owner in TCR and allows you to share in our progress as a company § Due to the significant decline of the biotechnology index and our stock price over the past two years, many employees now hold stock options with exercise prices significantly higher than the current market price of our common stock § We are introducing two new initiatives to further diversify your equity-based compensation: 1. New Options + RSUs mix for Annual Grants 2. One-time Options-to-RSU Exchange Offer (for significantly underwater options) 2

Equity-Based Compensation Types Stock Options Restricted Stock Units (RSUs) • A stock option is the right to purchase a fixed number of shares of • A restricted stock unit (RSU) is the right to receive a fixed number 2 2 TCR common stock at a fixed price (known as the “exercise price” of shares of TCR common stock at a fixed time in the future at no or “strike price”) for a fixed period of time exercise or purchase price 2 • Once a stock option grant vests, you may “exercise” the vested • Once an RSU vests, a share of TCR common stock is issued to portion until the expiration date of that option (exercising means you you buy the stock at the exercise price set on the date of grant) • Taxes are due at vest (on stock price at vest) and when sold (on • Taxes are due at exercise (on the difference between the stock investment gain) price at exercise and the exercise price) and when sold (on • RSUs always have value (current share price x the number of investment gain) RSUs) • If the current share price is more than the exercise price, options have value to you (“in the money”) • If the current share price is less than the exercise price, options have no present value to you (“under water”) 3

New Mix for Annual Grants 2 § TCR awards equity grants to all employees annually § Grants are differentiated by job level and have historically been 100% stock options § Beginning with the 2022 year-end grants, we will now award a mix of stock options and RSUs (i.e., 50% / 50%) § Delivers similar value, but in different equity vehicles § Balance of upside potential and downside protection th § Upcoming annual grants will be communicated the week of December 19 4

2 TCR Option-to-RSU Exchange § Opportunity (not a requirement) to exchange significantly underwater outstanding options for RSUs • The new RSU grant will be approximately equal in value from an accounting standpoint • RSUs will be subject to a new vesting schedule • Not a one-for-one exchange; the number of RSUs you will be granted depends on the exercise price of your option grant § To participate, you must be actively employed and hold outstanding stock options with an exercise price of $10 per share or more § One-time offer largely driven by external market conditions…not a routine event 5 th th The “Tender Offer” Period: October 19 - November 16 § The offer to exchange is managed through a formal process called a “tender offer” th § Offer is open starting today through November 16 and eligible employees may elect to participate during that period § All elections must be made by 11:59 pm ET on November 16, 2022 § This is voluntary – you are not required to exchange your options and this is a personal decision 2 § TCR is not permitted to give advice 6

What Happens Next § If you are an eligible employee holding one or more eligible option grants, you will receive emails this afternoon with details and instructions on how to participate in this exchange opportunity • The election form will be sent from DocuSign and is personalized to you § Please accept the invitation for one of the education sessions (recording will be available): • October 20 at 11 a.m. ET • October 25 at 2 p.m. ET § Materials will include: • Offer to Exchange Eligible Options for New Restricted Stock Units document 2 • Your TCR Option Exchange Program Brochure (includes a modeler tool that requires Adobe Reader) • Educational videos: 2 TCR Therapeutics' Option The Tender Offering Option Exchange Example Exchange Program Overview 7

Q&A If you have questions, please email AskHR@TCR2.com 8